The Board of Directors
Keystone Financial Leasing:

We consent to the inclusion of our report dated January 15, 1999, with respect to the balance sheet of Keystone Financial Leasing as of December 31, 1998 and the related statements of income, equity, and cash flows for the year then ended, which report appears in the Form 8-K of Keystone Financial Leasing dated January 20, 1999.


                                    KPMG LLP


Philadelphia, PA
January 15, 1999